EXHIBIT A TO SCHEDULE 13G/A

JOINT FILING AGREEMENT

Dee Ann McIntyre, individually, and the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G/A related to their beneficial ownership of the common stock of United Fire Group, Inc.

February 13, 2025   /s/ Mark R. Van Heukelom
Dated   Dee Ann McIntyre
                                                                                 By Mark R. Van Heukelom
                                                                                 Bradley & Riley PC
                                                                                 Attorney-in-Fact

                                                                                 DEE ANN MCINTYRE MARITAL
                                                                                 ELECTION TRUST
                                                                                 Dated October 6, 2009

February 13, 2025   /s/ Mark R. Van Heukelom
Dated   Dee Ann McIntyre, Trustee
                                                                                 By Mark R. Van Heukelom
                                                                                 Bradley & Riley PC
                                                                                 Attorney-in-Fact